Via EDGAR and Facsimile
Mr. Thomas Flinn
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SonicWALL, Inc.
Form-8-K/A, filed June 9, 2005
File No. 0-27723

Dear Mr. Flinn:

     On behalf of SonicWALL, Inc. (“We” or the “Company”), please find our responses to the comments contained in your letter of June 23, 2005 regarding our Form 8-K/A filed on June 9, 2005. For your convenience, we have included your comment in bold type above our responses to such comments.

Form 8-K/A filed on June 9, 2005

1.	We note your response to our previous comment number one. However, please revise to state whether you have authorized the former accountant to respond to the inquiries of the successor accountant concerning the material weakness as required by Item 304(a)(1)(v) and 304(a)(1)(iv)(C) of Regulation S-K.

     In response to the Staff’s comment, we have amended the Form 8-K/A filed on June 9, 2005 to include the information required by Item 304(a)(1)(v) and 304(a)(1)(iv)(C) of Regulation S-K in regards to the material weaknesses. The amended Form 8-K has been filed on June 29, 2005.

     If you have any questions or additional comments after reviewing our responses to your inquiries, please contact me directly.

Sincerely,

/s/ Robert Selvi
Robert Selvi
Chief Financial Officer